Ellenoff Grossman & Schole LLP
370 Lexington Avenue - 19th Floor
New York, New York 10017
Tel. No.: 212-370-1300
Fax No.: 212-370-7889

July 12, 2007
VIA EDGAR
Mr. John Pappajohn, Chairman of the Board
Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

Re:	Healthcare Acquisition Corp
Preliminary Proxy Statement Amendment No. 3
Filed on June 29, 2007
File No. 1-32587

Ladies and Gentlemen:

On behalf of Healthcare Acquisition Corp. (the “Company” or “HAQ”) we are submitting our response to the Staff’s comments in a letter from John Reynolds, Assistant Director, dated July 11, 2007 addressed to John Pappajohn, Chairman of the Board of the Company. Set forth below is the actual Staff comment and our  response.

As we have indicated in our telephone conversations with the Staff, we appreciate any assistance that the Staff can provide to complete this review. As we have previously advised, HAQ must complete the acquisition before August 3, 2007 or it will be required to liquidate. We must provide at least 10 days notice to stockholders of the meeting, and given the time necessary to print the proxy statement and mail, we must clear the review process by mid-morning on Friday in order to hold our meeting date on July 27th. We have also attached the actual pages which have changed in accordance with our responses below to assist you in your review.

General

1.
We note your response to comments seven and eight of our letter dated June 26, 2007 and the additional disclosure on pages 66 and 68. The additional disclosure states that your management believes that the revenue projections provided by PharmAthene were prepared using similar criteria and methods considered by research analyst. Please revise to clarify the basis and confirm if the companies with drugs not yet marketable also rely on estimates of possible sales to SNS.

We have revised the disclosure as requested. Specifically, we have added language at page 66 of the Proxy Statement to include the following statements:

Management of HAQ reviewed several publicly available research reports prepared by third party analysts regarding the peer group companies and compared the criteria utilized in these reports to the criteria utilized by PharmAthene in its projections. At least two of the reports included discussions of estimates related to potential revenues of the peer group companies for product undertakings in the bio defense arena for their products to U.S. government agencies, including the United States Strategic National Stockpile. The analyst reports contained summaries of the businesses of the peer group companies, and their significant products under development, projections for existing and future products, potential grants and research contracts, pending research and development projects, potential financial milestones and related materials. HAQ’s management determined that the criteria utilized by PharmAthene in preparing its projections were similar to those considered by third party industry analysts for publicly traded companies within the peer group.

As supplemental information in response to the Staff’s comment, we advise the Staff HAQ’s management reviewed the following research reports:

•	a research report on SIGA Technologies, Inc. dated November 22, 2006 prepared by Advent Financial;

•	a research report on Avi BioPharma, Inc. dated November 16, 2006 prepared by Rodmen & Renshaw;

•	two research reports on BioCryst Pharmaceuticals dated February 17, 2006 and August 10, 2006, respectively, prepared by C. E. Unterberg, Towbin and Rodman and Renshaw, respectively; and

•	a research report on AVI BioPharma, Inc. dated August 9, 2006, prepared by Rodman and Renshaw.

2.	In connection with the preceding comment, please revise to clarify if you received any direct indication from SNS that they would purchase your products.

We have revised the disclosure as requested. Specifically, we have added additional language at page 70 of the Proxy Statement to include the following statement:

Although management of PharmAthene has engaged in discussions with the Department of Homeland Security and the Department of Health and Human Services regarding its products and their potential efficacy in addressing national bioterrorism concerns, PharmAthene has not received any definitive indications or statements or commitments from the SNS that it will make purchases from PharmAthene.

3.
We note the additional disclosure on page 69 in response to comment 12 of our letter dated June 26, 2007. Please revise to clarify how you “tempered such consideration” because of the different rights and abilities of the private investors versus common stock holders. In that regard, reconcile the “tempering” with the fact that the target based the share price on the price of the preferred securities.

We have revised the disclosure as requested. Specifically, we have added additional language at pages 71 to 72 to include the following statements:

HAQ’s management recognized that although holders of preferred stock may allocate a greater value to preferred shares than common shares because of certain of their control provisions, they also recognized that such advantages generally are more important in allocating relative value among equity holders rather than as a factor in adjusting total valuation for a company. In addition, at the time of the Series C financing, the holders of Preferred Stock held more than 86% of the total as converted capitalization of PharmAthene, so that the relative preferential value that might ordinarily be ascribed to preferred stock is not as relevant in PharmAthene’s case. Therefore, HAQ’s Board believed that the valuation of PharmAthene established by the preferred stockholders provided a fair basis for evaluating valuation.

We have also removed the word “tempering” and replaced it with “balancing”.

4.
We note the proposed disclosure concerning your relationship with Medarex. What you have disclosed does not appear to discuss the principal and material terms of the agreement. Please revise to disclose all material terms of your agreement with Medarex. Specifically address how profits will be shared with Medarex or provide us with an analysis why this information is not material to an investor. Please revise accordingly.

In response to Staff's comment we have added to the discussion at pages 122 to 123 of the Proxy Statement disclosure of the material terms of the agreement with Medarex.

PharmAthene entered into a collaboration agreement with Medarex in November 2004 to co-develop Valortim(tm) as a therapeutic for individuals infected with anthrax as well as for prophylactic treatment of individuals exposed to anthrax. In 2004, under the terms of the collaboration agreement, Medarex received an initial payment of two million dollars ($2,000,000) from PharmAthene to fund planned development activities. Under the collaboration agreement, PharmAthene is responsible for funding all research and development and commercialization activities that exceed current and future government funding. The collaboration agreement provides that Medarex and PharmAthene will share operating profits according to a formula such that PharmAthene’s share of the operating profits could increase from an initial level of 20% to as high as 60% generally as follows: (i) upon execution of the collaboration agreement and the $2 million initial payment, PharmAthene’s profit share was 20%; (ii) in order to maintain its 20% profit share PharmAthene is required to contribute funding in an amount equivalent to the funding provided by the U.S. Government to Medarex via grants awarded to fund Valortim(tm) development work (approximately $7.2 million); (iii) PharmAthene’s share of operating profits will increase to 50% if a contract for the procurement of Valortim(tm) is entered into with the U.S. Government and PharmAthene has satisfied its obligation under (ii) above; and (iv) PharmAthene’s share of the operating profits can increase by 10% for every $5 million of funding provided by PharmAthene over and above the initial payment of $2 million and the amount that it provides as funding in excess of the matching by PharmAthene of funds provided to Medarex under (ii) above. PharmAthene’s aggregate share of the operating profits is capped at 50% if the condition under (iii) is not satisfied and 60% if it is satisfied. Should the parties enter into a contract for the procurement of Valortim(tm) with the U.S. Government prior to PharmAthene satisfying its obligation under (ii) above, PharmAthene is required to make a milestone payment to Medarex in order to achieve a 50% profit share in the program. Prior to distribution of operating profits, each party is entitled to reimbursement of research and development expenses incurred that were not otherwise covered by government funding

5.
Also in connection with your proposed revisions, clarify how you will obtain the funds to further the development of Valortim. On page 108 you disclose that you expect grants to fund the remaining development of Valortim™. Will those grants be received by you or Medarex? It would appear that grants received by Medarex would not aid in your ability to receive revenues from the sale of Valortim™.

We have modified the language appearing at page 108 of the Proxy Statement in response to the Staff’s comment. It appears that a word was missing and together with the inserted language now appearing at page 108 we have clarified that PharmAthene, not Medarex, will be the recipient of all grant funds and together with its credit facility, possible sales of securities and the HAQ trust funds, it will have substantial and sufficient funds to develop its products.

If you have any questions, please contact the undersigned at 212-370-1300, or Matthew P. Kinley, the Company’s President, at 515-244-5746.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By: Brian C. Daughney
Brian C. Daughney

cc:	Mr. Matthew P. Kinley
Jeffrey Baumel, Esq.